Exhibit 99.3

 ANNUAL REPORT 2022  Himalaya Shipping Ltd.

 CONTENT  Board of Directors’ Report  3  Responsibility Statement  13  Corporate Governance Report  14  Consolidated Financial Statements  18  Auditors’ Report  42  Offices  47

HIMALAYA SHIPPING

Board of Directors' Report

Himalaya Shipping Ltd. (together with its subsidiaries, the "Company" or the "Group" or "Himalaya Shipping") is a limited liability company incorporated in Bermuda on March 17, 2021. The Company's shares are traded on Euronext Expand and New York Stock Exchange ("NYSE") under the ticker "HSHP".

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has three vessels in operation and nine Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

KEY EVENTS DURING 2022

- In February the Company completed the sale leaseback financing with Avic International Leasing Co., Ltd. ("AVIC") for the first four newbuildings to be delivered from New Times Shipyard.
- In April the Company entered into sale leaseback arrangements with CCB Financial Leasing Co., Ltd. ("CCBFL") for the last eight newbuildings to be delivered from New Times Shipyard securing financing for its complete newbuilding program of 12 dual fuel Newcastlemax vessels.
- On April 29 the Company was listed on the Euronext Expand.
- On August 31 the Company signed amendments to the shipbuilding contracts to install Sulphur oxide (Sox) scrubbers on all twelve vessels prior to delivery.
- In October the Company entered into 32-38 month time charter agreements, plus option for 11-13 months for two vessels with one of the major commodity companies. The vessels will earn an index linked rate, reflecting a significant premium compared to a standard Capesize vessel. The time charters also include a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG.
- In October the Company entered into 24 month time charter agreements with an evergreen structure for four vessels with Koch Shipping Pte. Ltd.. The vessels will earn an index-linked rate, reflecting a significant premium compared to a standard Capesize vessel. The time charters also include a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG.
- In December the Company entered into a two-year time charter agreement for Mount Norefjell with a major Japanese counterpart. The vessel will earn a fixed rate of US$30,000 per day, gross.

MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated Statements of Operations

General and administrative expenses were US$2.0 million for the year ended December 31, 2022, compared to US$1.0 million for the period ended December 31, 2021. Our G&A expenses for both periods reflect the startup nature of our operations and mainly relate to listing expenses in Euronext Growth and Euronext Expand, legal fees, share based compensation expenses and fees payable under our Management Agreement with 2020 Bulkers Management AS.

Consolidated Balance Sheets

The Company had total assets of US$177.8 million as of December 31, 2022, (December 31, 2021: US$95.2 million). The increase is primarily due to instalments paid on the newbuildings.

Total shareholders' equity was US$90.3 million and US$91.9 million as of December 31, 2022 and December 31, 2021, respectively.

Total liabilities as of December 31, 2022, were US$87.5 million (December 31, 2021: US$3.3 million). The increase is primarily due to draw downs on the sale leaseback financing.

Consolidated Statements of Cash Flows

Net cash used in operating activities was US$1.4 million for the twelve

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months ended December 31, 2022 (US$0.5 million for the period from March 17 to December 31, 2021). The increase compared to the period from March 17 to December 31, 2021 is due to increased general and administrative expenses.

Net cash used in investing activities was US$78.3 million for the twelve months ended December 31, 2022 reflecting capitalized interest, supervision cost and pre-delivery cost on our vessels under construction (US$68.8 million used in investing activities for the period from March 17 to December 31, 2021). The Company paid instalments of US$74.9 million during the twelve months ended December 31, 2022 (including non-cash additions of US$13.7 million) compared to US$68.5 million during the period from March 17 to December 31, 2021 (in addition to US$13.6 million considered non-cash) on the newbuildings.

Net cash provided by financing activities was US$68.7 million during the twelve months ended December 31, 2022 (US$80.6 million provided by financing activities during the period from March 17 to December 31, 2021). The Company received US$69.6 million, net of deferred loan costs paid to lender, from draw downs on the sale leaseback financing as well as 1.0 million from the proceeds from issuance of long-term debt from related parties, offset by $1.9 million relating to deferred loan and equity issuance costs during the twelve months ended December 31, 2022. The Company received net proceeds from private placements of US$80.6 million (in addition US$13.6 million was classified as non-cash in the Consolidated Statements of Cash Flows) during the period from March 17 to December 31, 2021.

As of December 31, 2022, the Company's cash and cash equivalents and restricted cash amounted to US$0.3 million (December 31, 2021: US$11.3 million).

HEALTH, SAFETY AND ENVIRONMENT

Himalaya Shipping is fully committed to health, safety, quality and environmental protection and identifies these as being essential to long-term financial and reputational success.

Himalaya Shipping has outsourced ship management to third party contractors. A structured due diligence and audit process have been carried out to ensure the highest ship management standards are applied.

Safety is at the core of our activities, both in the office and onboard our ships when delivered, and we have a commitment to safeguard persons from harm or injury and prevent damage to property. Himalaya's contracted employees are expected to identify operational risks and implement safe work practices.

Himalaya Shipping experienced no Loss Time Accidents (LTA) or other personnel injuries in 2022.

The Himalaya fleet will consist of twelve modern, dual fuel 210,000 DWT Newcastlemax dry bulk vessels.

The dual-fuel Himalaya ships are designed to burn LNG as primary fuel and are built with the latest generation MAN high pressure engine and in-line shaft generator. The ships are estimated to reduce Green House Gas emission by approximately 60 % per ton mile compared to a standard BIMCO described 20134 built 180,000 tdw Capesize vessel due to higher cargo carrying capacity, LNG fuel, energy optimized ship hull design including wake duct and propeller hub vortex fins, high thermal and mechanical efficiency of main and auxiliary engines, permanent magnet shaft generator and optimization of other energy consuming systems onboard.

The preliminary calculated attained EEDI score for our ships is 1.4651 for operation with LNG as primary fuel (*) which is approx. 60% lower than the IMO requirement for phase 1 vessels contracted during the period 2015-19 and meets the phase 3 requirement of 1.95 for ships delivered after 2025 with good margin.

We are committed to make use of any proven and economically viable means to reduce our environmental footprint.

(*) In operation with HFO as primary fuel the attained EEDI is 1,85.

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HUMAN RESOURCES AND DIVERSITY

The Company prohibits discrimination against any employee or prospective employee on the basis of sex, race, color, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis prohibited by the laws that govern its operations. This is embedded in the Company's Code of Conduct.

The Company will not engage in or support discrimination and has adopted a non-discriminating practice that strives to ensure equal treatment in recruitment, hiring, compensation, access to training, employee benefits and services, promotion, termination and retirement, irrespective of age, gender, race, color, disability, religion or belief, language, national or social origin, trade union membership, or any other status recognized by international law. This is embedded in the Company's Code of Conduct.

The Company has no employees but have contracted management services from 2020 Bulkers Management AS of which one is female and four are male employees. The Board of Directors consists of five members of which three are female and two are male.

The absence due to sickness was approximately zero % in 2022.

GOING CONCERN

In accordance with section 3-3a of the Norwegian Accounting Act, the Board confirms that the prerequisites for the going concern assumption exist and that the consolidated financial statements have been prepared based on a going concern basis.

The Group is dependent on debt financing to finance the scrubber installation under the current newbuilding contracts for the vessels which raises substantial doubt about the Company's ability to continue as a going concern. The Consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Subsequent to year-end the Company has raised additional financing through an equity offering, taken delivery of three vessels as well as secured scrubber financing for the first four newbuildings to be delivered from the yard.

Given that management expects to complete the planned debt financing with respect to the scrubber installation we believe we will be able to meet our anticipated liquidity requirements for our business for at least the next twelve months as of the date of these consolidated financial statements. There is no assurance that the Himalaya Shipping group will be able to execute this financing.

CORPORATE DEVELOPMENTS AND FINANCING

In February 2022, the Company entered into sale leaseback arrangements with AVIC for the first four newbuildings to be delivered from New Times Shipyard. Pursuant to the lease financing, the Company shall receive financing for the third and fourth pre-delivery instalments. In addition, upon delivery of the relevant vessels from New Times Shipyard, the vessels will be sold to SPVs owned and designated by the leasing company. The vessels will be chartered back on seven year bareboat charters which include purchase options during the respective charter periods.

In April 2022, the Company entered into sale lease back arrangements with CCBFL for the last eight newbuildings to be delivered from New Times Shipyard. Pursuant to the lease financing, the Company shall receive financing for the third and fourth pre-delivery instalments. In addition, upon delivery of the relevant vessels from New Times Shipyard, the vessels will be sold to SPVs owned and designated by the leasing company. The vessels will be chartered back on seven year bareboat charters which include purchase options during the respective charter periods.

In December 2022, the Company signed an agreement to transfer the sale leaseback arrangement for newbuildings "Mount Bandeira" and "Mount Hua" from CCBFL to Jiangsu Financial Leasing. The transfer was effective in March, 2023. The terms under the sale leaseback arrangement remain unchanged. The Company drew on the sale leaseback financing in March, 2023, to pay the third instalments on both newbuildings.

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In February 2023, the Company entered into agreements with AVIC to finance the scrubber installation on the first four newbuildings "Mount Norefjell", "Mount Ita", "Mount Etna", and "Mount Blanc" to be delivered from New Times Shipyard. In respect of each Vessel, the financing amount is 90% of the cost of US$2.4 million for the scrubbers provided that the aggregate of the contract price under the sale leaseback contracts and the scrubber financing shall not exceed US$64.5 million. The financing carries an interest rate of Libor plus 450bps and has a three year repayment profile

In December 2022 and February 2023, the Company drew a total of US$2.02 million on a revolving credit facility with Drew Holdings Ltd. The drawn amount was repaid in March 2023.

In March 2023, the Company entered into a US$15 million bridge facility with DNB for general corporate purposes. The Company drew US$7.5 million on the bridge facility in March 2023 and was repaid in full in April 2023 with proceeds received from the equity offering.

On April 4, 2023, the Company completed an equity offering and was listed on the New York Stock Exchange. The Company issued 7,720,000 common shares at par value US$1.0 per share for a price of US$5.8 per share raising net proceeds of approximately US$40.5 million. The new share capital is US$39,872,857 consisting of 39,872,857 common shares of par value US$1.0 per share.

NEWBUILDING PROGRAM

The newbuilding program is progressing according to schedule, the first vessel Mount Norefjell was delivered on March 2, the second vessel Mount Ita was delivered on March 9 and the third vessel Mount Etna was delivered on April 13, 2023. Mount Norefjell commenced a two-year time charter contract at $30,000 per day gross, while Mount Ita commenced an index-linked charter for a period of 32 to 38 months with charterers option to extend the charter for an additional period of 11 to 13 months. Mount Ita will earn a premium of 42 per cent against the Baltic Cape Index (BCI). In addition it has been agreed a scrubber benefit of 75 per cent of the spread between LSFO and HFO in favor of the Company. A similar benefit will apply when the vessel is burning LNG. Mount Etna will commence an index-linked charter earning a significant premium compared to a standard Capesize vessel as well a premium related to the fuel cost savings from the scrubbers.

The remaining nine newbuildings are scheduled to be delivered as follows:

(numbers in USD million)

Ship name	Target delivery date	Price	Remaining instalments
Mount Blanc	May 23	70.2	49.9
Mount Matterhorn	July 23	72.1	51.6
Mount Neblina	August 23	72.1	51.6
Mount Bandeira	January 24	72.1	58.4
Mount Hua	January 24	72.1	58.4
Mount Elbrus	January 24	72.6	58.8
Mount Denali	May 24	72.6	65.7
Mount Aconcagua	July 24	72.6	65.7
Mount Emai	July 24	72.6	65.7
SUM		**649.0**	**525.8**

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In spite of lockdowns in China, New Times Shipyard has been able to maintain its productivity and the remaining vessels are scheduled to be delivered slightly ahead of contractual delivery dates. Another three vessels will be delivered between May and August 2023. The six remaining vessels are expected to be delivered between January and July 2024.

In addition to the three vessels already delivered another three vessels have been fixed on index-linked charters to major commodity companies with premiums between 40 and 42 per cent compared to the Baltic Capesize Index and scrubber / LNG premiums similar to Mount Ita.

MARKET COMMENTARY

The favorable supply dynamics with a Capesize order book at record low levels should be supportive for the utilization of the dry bulk fleet going forward. The Capesize order book stands at 20 million DWT against a total Capesize fleet of 387 million DWT. This is about 5.5 per cent both measured in number of vessels and in DWT according to Clarksons. Shipyard capacity is limited with a current lead time of 3.6 years, the highest since 2009. The number of active shipyards able to deliver large dry bulk vessels constrains supply of new vessels at least through second half of 2026.

Demand growth is expected to be moderate according to most analysts over the next two years. Tonne-miles is expected to grow by 3.5 per cent according to Maritime Analytics. This is mainly supported by the reopening of China and decent growth outlook for India and other emerging economies in Asia. Analysts are however pointing at more uncertainty given the recent turbulence among some US and European banks.

Regulations will have an impact on fleet efficiency. Slow steaming is seen as a likely consequence of EEXI ("Energy Efficiency Existing Ship Index") and CII ("Carbon Intensity Indicator"). It might be challenging for older vessels to increase speed in a strengthening market. 15 per cent of the Capesize fleet or more than 300 vessels are built before 2009. Vessels of this vintage are not equipped with a electronically controlled main engine and could potentially face challenges already within the next two to three years.

OUTLOOK

Himalaya Shipping has with its three vessels in operation and nine dual fuel newcastlemax vessels for delivery in 2023 and 2024 a unique fleet of modern dry bulk tonnage, enabling the Company to benefit from what we believe is going to be an improving market going forward. The orderbook for new Capesize vessels is at a multi decade low – at 5.5%. The last time the orderbook was at a similar level was in 2002. In the years 2002-2009, the Capesize index rate averaged $69k/day.

We have seen a significant reduction in shipyard capacity from 2012 until today. Production capacity is estimated to be down 40% and the number of yards taking orders are estimated to be down 60%. With the recent flurry of containership orders, this has booked up a large part of the shipyard capacity until late 2026. This means if you are going to order a large dry bulk vessel today, it will be difficult to get significant newbuilding orders delivered before 2027.

In the years 2009-2012 there were ~750 Capesize vessels delivered. Towards the end of this decade, all of these vessels are becoming 20 years and approaching end of their useful life. Given the aging fleet and the limited yard capacity, it is not clear how the supply situation will be sorted out, leading to what could be a prolonged upcycle.

The new EEXI and CII regulation, which came into effect on 1 January 2023, will impact the performance of older vessels, and hence likely lead to less effective supply. Some analysts estimate a potential reduction in supply of 1-3% per year going forward from this. Himalaya's modern vessels will not need to take any corrective action for the foreseeable future, hence benefitting from these new regulations.

The Company intends to charter out the 5 remaining vessels still not committed, on index-linked charters, likely to achieve a significant premium to the Capesize index rate and benefit from fuel savings from

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using scrubber or running on LNG. Himalaya has an option to convert its index-linked charters to fixed rates against the prevailing FFA market and may take some cover in seasonally weak periods to protect downside.

With the limited order book, environmental regulation driving less efficiency for the older part of the fleet, and with tonne-mile demand which normally grows in line with global GDP, it seems likely that utilization should improve going forward leading to improving day-rates. The FFA market for the rest of the year indicates a Capesize index rate of $21.5k/day, well above the Capesize equivalent cash breakeven for the Himalaya fleet with all vessels delivered.

Management has a constructive market outlook for the coming years mainly due an unprecedented supply situation and believes that Himalaya Shipping with its modern fleet will be in a strong position for the benefit of its shareholders. Himalaya Shipping have no intention to grow its current fleet and intends to pay out monthly dividends as soon as the liquidity permits.

CORPORORATE GOVERNANCE REPORT AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

The Company has prepared a Corporate Governance Report which is included as a separate section of this Annual report. The Environmental Social and Governance Report can be found on the Company's website. The Company has based its corporate governance principles on the Norwegian Code of Practice for Corporate Governance published on October 14, 2021 (the "Code"). There are, however, some areas where the Company's governance principles differ from those of the Code, primarily due to differences between the Bermuda Companies Act and/or the Company's Bye-laws and the Norwegian Public Limited Companies Act.

RISK FACTORS

The Company is exposed to a variety of risks, including but not limited to, market, operational, financial, legal, regulatory and tax risks.

The charter hire rates for dry bulk vessels are volatile, have fluctuated significantly over the past years, and may continue to decrease below our cash break-even rates in the future, which may adversely affect our business, operations and financial condition. The dry bulk shipping industry is cyclical and charter hire rates and profitability are volatile. Time charter and spot market rates for dry bulk vessels have in the past declined below operating costs of vessels. When we charter our vessels pursuant to time charters, we will be exposed to changes in charter rates for dry bulk carriers and such changes may adversely affect our earnings and the value of our dry bulk carriers at any given time.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity for the major commodities carried on water internationally and the degree of charter hire rate volatility among different types of dry bulk vessels have varied widely. Volatility in charter rates in the dry bulk market affects our earnings and results of operations and also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates.

Other key risks are outlined below, which are not meant to be exhaustive:

The Company's vessels will be subject to perils particular to marine operations, including capsizing, grounding, collision and loss and damage from severe weather or storms. The vessels may also be subject to other unintended accidents. Such circumstances may result in loss of or damage to the relevant vessel, damage to property (including other vessels) and damage to the environment or persons or for actions for damages connected with existing and future contracts which cannot be fulfilled. Such events may lead to the Group being held liable for substantial amounts by contractual counterparties, injured parties, their insurer and public governments. In the event of pollution, the Group may be subject to strict liability. Environmental laws and regulations applicable in the countries in which the Group operates have become more stringent in recent years. Such laws and regulations may expose the Group to liability for the conduct of or conditions caused by others, or for acts by the Group that were in

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compliance with all applicable laws at the time such actions were taken.

The occurrence of the abovementioned events may have a material adverse effect on the Group's business, financial condition, results of operation and liquidity, and there can be no assurance that the Group's insurance will fully compensate any such potential losses and/or expenses. Further, the Company's management will monitor the performance of each investment, however, the Company will rely upon third party technical and day-to-day management of the assets, and there can be no assurance that such management will operate successfully.

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Furthermore, the operation of certain vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds.

If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations and financial condition, if any, in the future, on our common shares. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable shipping company.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of the Shipbuilding Contracts.

We are party to the Shipbuilding Contracts with New Times for the construction of 12 newbuilding dry bulk carriers, which are estimated to be delivered between May 2023 and July 2024, of which three vessels were delivered on March 2, March 9 and April 13, 2023, respectively. Risks of delays and failure of New Times to deliver exist until the vessels are delivered. Vessel construction projects are generally subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Many of these factors, including, for example, movement of equipment, materials and labor forces, have been increasingly relevant during the COVID-19 pandemic, with border and travel restrictions

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and lock-downs. The lock-downs, shortage of personnel, quarantine restrictions and other issues caused by the COVID-19 pandemic may also cause delays and challenges for the newbuilding program for New Times. Although there has been no impact on the construction of our newbuildings to date, it remains possible that the impact of COVID-19 could affect the construction and therefore the delivery of our vessels and could also impact the expected trade of our vessels with China following delivery. The Chinese government has recently announced an easing of COVID-19 related restrictions, but we remain subject to risks of the impact of strict containment measures.

Significant cost overruns or delays could adversely affect our results of operations, cash flows and financial condition. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense on the Company's pre-delivery Financing Arrangements. Failure by New Times to complete and deliver the vessels to us will impact our ability to achieve our ambitions or result in increased costs in connection with relocation and completion of the construction elsewhere. Our rights to claim a refund of pre-delivery installments are guaranteed by reputable financial institutions, but failure of any guarantor to make payment to us of any claim made under these refund guarantees would result in a financial loss to the Company or us losing all or part of our investment, which would adversely affect our overall financial position and have a material adverse effect on our business, results of operations and financial condition. Relatedly, a refund guarantor and/or New Times may dispute our entitlement to a refund, and the refund guarantor's obligation to pay may become subject to lengthy arbitral or court proceedings, which could have a material adverse impact on our business and our financial conditions.

The Group's success depends, to a significant extent, upon the abilities and efforts of a small number of key personnel, employed in 2020 Bulkers Management AS and providing services to the Group under the terms of the Management Agreement, and there can be no assurance that such individuals will continue to be employed by the Group and involved in the management of the Group in the future, or that their continued involvement will guarantee the future success of the Group. If the Group does not retain such key competence, and/or if it is unable to attract new talent or competencies relevant for the future development of the Group, this may have a negative effect on the success of the Group, and the Group's ability to expand its business and/or to maintain and develop its competitive skill set, which will correspondingly have an adverse effect on the Group's competitive position and financial performance.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

We are largely dependent on cash generated by our future operations, cash on hand, borrowings under our Financing Arrangements and the proceeds from the equity offering to cover our operating expenses, service our indebtedness and fund our other liquidity needs. The level of cash available to us depends on numerous factors, including the rates we are paid by our customers, the price of oil, current global economic conditions, rising bunker prices, demand for our services, our ability to control and reduce costs, our access to capital markets and amounts available to us under our Financing Arrangements. One or more of such factors could be negatively impacted and our sources of liquidity could be insufficient to fund our operations and service our obligations such that we may require capital in excess of the amount available from those sources. Our access to funding sources in amounts adequate to finance our operations and planned capital expenditures and repay our indebtedness on terms that are acceptable could be impaired by factors such as negative views and expectations about us, the oil and gas industry or the economy in general and disruptions in the financial markets.

Our financial flexibility will be severely constrained if we experience a sig-

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 Board  11  Annual Report 2022  of Directors’ Report  nificant decrease in cash generated from our operations once we start chartering our vessels upon delivery, or are unable to maintain our access to or secure new sources of financ- ing. If additional financing sources are unavailable, or not available  on reasonable terms, our financial condition, results of operations, growth and future prospects could be materially adversely affected, and we may be unable to continue as a going concern. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings under Financing Arrangements and debt financings and new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs.  The Company generates revenues and incurs operating expenses in  U.S. dollars and the majority of the general and administrative expenses are denominated in NOK. The Com- pany has not hedged any foreign currency exposure.  The interest rates on the sale lease- back financing is fixed for seven years. The Company is exposed to interest rate fluctuations on the scrubber financing where the terms are LIBOR plus a margin with a three year amortization period.  The Company has chartered out seven vessels to three counterparts. The three customers are large inter- national companies and Himalaya Shipping assess the companies as  reputable counterparties with low credit risk.  There is a concentration of credit risk with respect to cash and cash equivalents to the extent that nearly all of the amounts are carried with DNB. However, we believe this risk  is remote, as DNB is an established financial institution.  The availability of financing al- ternatives for future investment opportunities may be unavailable at sufficiently attractive terms. The  Company is also exposed to general movements on the Oslo Stock Ex- change and NYSE, which may limit the possibility of raising new equity at attractive prices.  With the increased use of technolo- gies such as the internet to conduct business, the Group, service pro- viders to the Group, Oslo Børs and NYSE are susceptible to operational, information security and related “cyber” risks both directly and indi- rectly, which could result in material adverse consequences for the Group and the shareholders, such as caus- ing disruptions and impacting busi- ness operations, potentially resulting in financial losses. Unlike many other types of risks faced by the Group, these risks are typically not covered by any insurance. In general, cyber incidents can result from deliberate attacks or unintentional events.  Cyber incidents include, but are not limited to, gaining unauthorized ac- cess to digital systems (e.g., through “hacking” or malicious software cod-  ing) for purposes of misappropriating assets or sensitive information, cor- rupting data, or causing operational disruption. Cyberattacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users).  A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.  Tax laws, treaties and regulations are highly complex and subject to inter- pretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense  was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international  level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Oper- ation and Development.

 Board  12  Annual Report 2022  of Directors’ Report  April 13, 2023  /s/ Carl Erik Steen Carl Erik Steen  Director  /s/ Georgina Sousa Georgina Sousa  Director  /s/ Bjørn Isaksen  /s/ Mi Hong Yoon  /s/ Jehan Mawjee  Bjørn Isaksen  Mi Hong Yoon  Jehan Mawjee  Director  Director  Director  In addition, if any tax authority suc- cessfully challenges positions we may take in tax filings, our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are inter- preted in a manner that is adverse  to our structure, or if we lose a ma- terial tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.  Himalaya Shipping maintains a Di- rectors & Officers liability insurance against liabilities incurred in their capacity as Director or Officer. The insurance is capped at US$15 million.  FORWARD-LOOKING STATEMENTS  This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”,  “may”, “should”, “will” and similar expressions. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Himalaya Shipping Ltd. believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known  and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks,  uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein.  The information, opinions and for- ward-looking statements contained in this announcement speak only as of the date hereof and are subject to change without notice.  ABOUT HIMALAYA SHIPPING LTD.:  Himalaya Shipping Ltd. is an indepen- dent bulk carrier company, incorpo- rated in Bermuda. Himalaya Shipping has three vessels in operation and nine Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

 We confirm that, to the best of our knowledge, that the consolidated financial statements for 2022, which have been prepared in accordance  13  Annual Report 2022  with US GAAP gives a true and fair view of the Company’s consolidated assets, liabilities, financial position and result of operations, and that the  2022 report includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.  Responsibility Statement  April 13, 2023  /s/ Carl Erik Steen Carl Erik Steen  Director  /s/ Georgina Sousa Georgina Sousa  Director  /s/ Bjørn Isaksen  /s/ Mi Hong Yoon  /s/ Jehan Mawjee  Bjørn Isaksen  Mi Hong Yoon  Jehan Mawjee  Director  Director  Director

 Corporate  14  Annual Report 2022  Governance Report  Himalaya Shipping Ltd. (“Himalaya Shipping” or “the Company”) is a com- pany organized and existing under the laws of the Islands of Bermuda. The corporate governance principles appli- cable to it are set out in the Bermuda Companies Act 1981, its bye-laws (the “Bye-Laws”) and its memorandum of association.  As a consequence of the listing of the Company’s shares on the Euronext markets in Norway, certain aspects of Norwegian law, notably the Norwegian Public Companies Act, the Norwegian Accounting Act, Norwegian Securities Trading Act and the Norwegian  Stock Exchange Regulations and the Continuing Obligations of Listed Com- panies as approved by Oslo Børs ASA, which are available at www.oslobors. no are also relevant for its corporate governance guidelines. Following  the listing of the Company’s shares on the New York Stock Exchange (“NYSE”) in 2023, the Company is also subject to the corporate governance requirements of NYSE to the extent applicable to the Company in light of its status as a “foreign private issuer,” as defined under US securities laws.  1. HIMALAYA SHIPPING CORPORATE GOVERNANCE  The overall corporate governance pol- icy or guidelines of Himalaya Shipping is the responsibility of its board of directors (the “Board”).  In defining these guidelines, the Board will observe the requirements set out in applicable laws, applicable stock exchange rules, regulations and secu- rities laws, relevant recommendations  and the specific requirements arising from Himalaya Shipping’s business activities, including, but not limited to, the Norwegian Code of Practice for Corporate Governance as amended from time to time (the “Code”), and the NYSE standard on corporate governance.  The Board recognizes that the Code represents an important standard for corporate governance for companies whose shares are listed on public markets. Most of the principles and recommendations in the Code are included in the Company’s Corporate Governance Guidelines. There are, however, some areas where the Company’s governance principles differ from those of the Code and the standards of NYSE, primarily due to differences between the Bermuda Companies Act and/or the Bye-Laws and the Norwegian Public Limited Companies Act.  The Board has codified certain corpo- rate governance principles in a “Cor- porate Code of Business Ethics and Conduct” (the “Code of Conduct”) applicable to the Board, all officers, and employees including contracted employees of the Company and its subsidiaries (the “Himalaya Shipping Group”).  The Code of Conduct can be found on the Company’s website (www.himala- ya-shipping.com).  The Board has formulated the Com- pany’s overall mission and the core values on which all of the activities of the Himalaya Shipping Group shall  be based. These can be found on the Company’s website.  The Board has, in line with the Code’s recommendations, prepared this report in order to disclose those of its corporate governance principles which do not comply with the recommenda- tions of the Code.  2. THE BUSINESS  Himalaya Shipping’s memorandum of association describes the Company’s objects and purposes as unrestricted. This deviates from the recommen- dation in the Code but is in line with the requirements of the Bermuda Companies Act.  Himalaya Shipping has clear objectives and strategies for its business, and the Board will consider financial, social and environmental considerations in its business plan.  The Board has put in place guidelines for ethical conduct and social respon- sibility. These are described in the Company’s annual report and on its website.  The Board evaluates its objectives, risks and strategies annually.  3. EQUITY AND DIVIDENDS  The Board strives to identify and pursue clear business goals and strategies for the Company, to assess and manage the risks associated with these, and to maintain an equity  capital and liquidity position which are sufficient to match the same.  Under the Bye-Laws, the Board may declare dividends and distributions without the approval of the sharehold- ers in general meetings. This differs from the recommendation in the Code.  15  Annual Report 2022  The Company’s aim is to provide its shareholders with a competitive  return on their investment through a positive development in the price of the Company’s shares and dividends to its shareholders.  The Company’s shareholders may, by way of a resolution in a general meet- ing of all shareholders (a “General Meeting”) increase the Company’s authorized share capital, reduce the authorized share capital (by reducing the number of unissued but autho- rized shares) and increase or reduce the issued share capital. The proce- dures and ratifications of this are set out in the Bye-Laws and the Bermuda Companies Act.  The Board has, under Bermuda law, wide powers to issue authorized but unissued shares in the Company.  The Board is also authorized in the Bye-Laws to purchase the Company’s shares and hold these in treasury.  These powers are not restricted to any specific purposes nor to a specific period as the Code recommends.  4. EQUITABLE TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES  Himalaya Shipping has one class of shares only. Each share carries one vote. All shares have equal rights. All shares give a right to participate in General Meetings.  Under the Bermuda Companies Act, no shareholder has a pre-emptive right to subscribe for new shares in a limited company unless (and only to the extent that) the right is expressly granted to the shareholder under the bye-laws of such company or under any contract between the shareholder and such company. The Bye-Laws do not provide for pre-emptive rights.  Members of the Board will only trans- act in the Company’s shares at their market value (as reflected in the share price quoted on such market places as the Company is admitted to/listed on) from time to time.  Members of the Board (each a “Direc- tor”) and the Company’s senior man- agement including contracted senior employees shall notify the Board if they have any material interest, wheth- er direct or indirect, in any transaction which the Himalaya Shipping Group intends to conclude.  Following these guidelines, any Direc- tors and/or member of the Company’s senior management including con- tracted senior employees who have an interest in any such transaction shall, as a general matter, refrain from participating in the discussions on whether to conclude such transaction  or not in the relevant corporate bodies in the Himalaya Shipping Group.  5. FREELY NEGOTIABLE SHARES  The Company’s shares are, subject to restrictions under applicable securi- ties laws, freely tradable.  6. GENERAL MEETINGS  The Code requires that notice of General Meetings, (including any sup- porting documents for the resolutions to be considered therein) is made available on the Company’s website no later than 21 days prior to the date of the General Meeting.  The Bye-Laws allows, in accordance with Bermuda law, for notice to be giv- en no less than 7 days (excluding the day on which the notice is served and the day on which the General Meeting to which it relates is to be held) prior to a General Meeting. This differs from the recommendation of the Code.  The Board aspires to maintain good relations with its shareholders and possible investors in its shares, and to have an investor relation policy which complies with the relevant code of practice for investor relations on the market places which the Company is trading on from time to time.  The Board shall ensure that as many shareholders as reasonably possible are able to participate in the General Meetings. To achieve a high rate of shareholder attendance therein the Company shall:  provide, on its website, the date of and, if possible, further informa- tion on each General Meeting as early as possible, and at the latest 7 days in advance thereof;  provide, together with or before the notice is given, sufficient supporting documentation for any resolution proposed to be made therein in order for the sharehold- ers to prepare;  Corporate  Governance Report

HIMALAYA SHIPPING

Corporate Governance Report

- ensure that any registration deadline is set as close to the General Meeting as possible; and
- ensure that the shareholders may vote for each and all of the candidates for the Board.

7. NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Code recommends that the Company has a nomination committee.

Although the Company is not, under Bermuda law, obliged to establish a nomination committee, the Board has established a nomination committee.

The Board and the nomination commitee will consult with the Company's main shareholders prior to proposing candidates for Directors and will ensure that the Board consists of Directors with the expertise and competence as shall be required by the Company from time to time and as required by applicable law and stock exchange rules.

8. BOARD OF DIRECTORS, COMPOSITION AND INDEPENDENCE

The Company does not have a corporate assembly.

According to the Bye-Laws the Board shall consist of not less than two Directors. Currently the Board consists of five Directors.

It is the view of the Board that at least two of its Directors are independent of the Company's main shareholders. Further, it is the view of the Board that a majority of the Directors are independent of the Company's executive management and material business contacts. No Director is employed by the Himalaya Shipping Group.

The Board will, in accordance with normal procedures for Bermuda companies, elect its chairperson. This differs from the recommendation in the Code that the General Meeting shall elect their chairperson of the Board.

The Directors shall, subject to applicable law and the Bye-Laws, hold office until the first General Meeting following such Director's election. The Directors may be re-elected.

A short description of the current Directors is available on Himalaya Shipping's website (www.himalaya-shipping.com).

9. THE WORK OF THE BOARD

The Code recommends that the Board develops and approves written guidelines for its own work as well as the work of the Himalaya Shipping Group's senior managers including the contracted senior employees with particular emphasis on establishing clear internal allocation of responsibilities and duties.

The Bermuda Companies Act does not require the Board to prepare such guidelines. The Board is of the opinion that there are no reasons to issue such guidelines at present.

The Code recommends that the Board establishes an audit committee and a remuneration committee.

The Bermuda Companies Act does not require the Company to establish such committees. The Company has established an audit committee comprised of three directors, in accordance with requirements under US securities laws and the requirements of NYSE as applicable to "foreign private issuers. The Board is of the opinion that there are no reasons to establish a remuneration or compensation committee at present.

The Board will consider whether it is appropriate to obtain an independent third-party valuation of the object of any material transaction between the Company and any of its close associates.

10. RISK MANAGEMENT AND INTERNAL CONTROL

The Board is focused on ensuring that the Himalaya Shipping business practices are sound and that adequate internal control routines are in place. The Board continuously assesses the possible consequences of, and the risks related to the Himalaya Shipping operations.

Himalaya Shipping is committed to protecting the health and safety of all of the Himalaya Shipping employees and contractors in all their activities for Himalaya Shipping and is committed to ensure generally accepted QHSE principles are integrated in everything Himalaya Shipping does.

The Board supervises the Company's internal control systems. These cover both the Himalaya Shipping operations and its guidelines for ethical

Annual Report 2022 16

 conduct and social responsibility as well as internal control requirements under applicable securities laws.  17  Annual Report 2022  11. REMUNERATION OF THE DIRECTORS The remuneration of the Directors is set by the General Meeting. The Com- pany may, on occasion, pay Directors their fee in the Company’s shares and/ or grant Directors under the Compa- ny’s share option scheme.  Section 11 of the Code requires that Directors should not take on specific assignments for the Company in addi- tion to their appointment as Directors.  The Company will not refrain from engaging Directors for specific as- signments for the Company if such engagement is considered beneficial to the Company. This differs from the recommendation in the Code. Howev- er, such assignments will be disclosed to the Board and the Board shall approve the assignment, as well as the remuneration.  12. REMUNERATION OF THE EXECUTIVE MANAGEMENT  The Board has not put in place guidelines on the salary and other remuneration for executive personnel. However the Board is of the opinion that the remuneration structure of  the executive management is aligned with the shareholders’ interests, is clear and easily understandable, and contributes to the company’s commer- cial strategy, long-term interests and financial viability.  There is no absolute limit on the per- formance-related remuneration. Parts  of the performance-related remuner- ation is equity instruments, where the upside is in theory uncapped.  13. INFORMATION AND COMMUNICATION  The Company is committed to provide information on its financial situation, ongoing projects, and other circum- stances relevant for the valuation of the Company’s shares to the financial markets on a regular basis.  The Company is also committed to disclose all information necessary to assess the value of its share on its web site as required by applicable law and stock exchange rules. Interested parties will find the Company’s latest news releases, financial calendar, company presentations, share and shareholder information, information about analyst coverage and other rel- evant information on the Company’s website (https://himalaya-shipping. com/investor-relations/).  Such information may also be found on the website of Oslo Børs (www. euronext.com/nb/markets/oslo).  Information to the Company’s major shareholders shall be published on the Company’s website at the same time as it is sent to the shareholders.  14. TAKEOVER OFFER  The Board has prepared guidelines applicable in the event a general offer is made for its shares.  The Board will seek to ensure that the Company’s business activities, in such event, are not disrupted unnecessarily.  The Board will, furthermore, strive to ensure that shareholders are given sufficient information and time to form a view of the terms of such offer.  The Board will not pass any resolu- tions with the intention of obstructing the completion of any take-over offer in violation of applicable law or if not deemed by the Board to be in the best interest of shareholders, unless this  is approved by the General Meeting following the announcement of such offer.  If a take-over offer is made, the Board will issue a statement on its merits in accordance with statutory require- ments and the recommendations in the Code.  The Board will consider obtaining a valuation of the Company’s equity capital from an independent expert if a take-over offer is made in order to provide guidance to its shareholders as to whether to accept such offer or not.  Any transaction that is in effect a disposal of all of the Company’s activ- ities will be submitted to the General Meeting for its approval.  15. AUDITOR  The Board through the Audit Com- mittee will, each year, agree a plan for the audit of the Himalaya Shipping accounts with its auditor. The Board through the Audit Committee will furthermore interact regularly with the auditor within the scope of this plan.  Corporate  Governance Report

 Consolidated  Financial  Statements  For the year ended December 31, 2022 and for the period from March 17, 2021 (inception) to December 31, 2021

 Opearating expenses  General and administrative expenses  (2.0)  (1.0)  Total operating expenses  (2.0)  (1.0)  Operating loss  (2.0)  (1.0)  Interest expense, net of capitalized interest  —  —  Net loss attributable to shareholders’ of Himalaya Shipping Ltd.  (2.0)  (1.0)  Loss per share:  Basic and diluted loss per share  (0.06)  (0.06)  Weighted average shares outstanding  32,152,857  18,316,970  19  Annual Report 2022  (In $ millions, except share and per share data)  The accompanying notes are an integral part of these Consolidated Financial Statements.  Consolidated  Statement of Operations  Year ended December 31,  2022  Period from March 17 to  December 31,  2021

 Consolidated Balance Sheet  The accompanying notes are an integral part of these Consolidated Financial Statements  (In $ millions, except share data)  2022  2021  ASSETS  Current assets  Cash and cash equivalents  0.3  11.3  Other current assets  1.4  -  Total current assets  1.7  11.3  Non-current assets  Newbuildings  176.1  83.5  Other non-current assets  -  0.4  Total non-current assets  176.1  83.9  Total assets  177.8  95.2  LIABILITIES AND SHAREHOLDERS’ EQUITY  Current liabilities  Current portion of long-term debt  7.0  -  Accounts payable  14.9  0.8  Amounts due to related parties  2.7  -  Accrued expenses  1.1  -  Other current liabilities  0.3  -  Total current liabilities  26.0  0.8  Non-current liabilities  Long-term debt  60.5  -  Amounts due to related parties  1.0  2.5  Total non-current liabilities  61.5  2.5  Total liabilities  87.5  3.3  Commitments and contingencies  Shareholders’ equity  Common shares of par value $1.0 per share: authorized at December 31, 2022 and 2021: 140,010,000 shares, issued and outstanding at December 31, 2022  and 2021: 32,152,857 shares  32.2  32.2  Additional paid-in capital  61.1  60.7  Retained loss  (3.0)  (1.0)  Total shareholders’ equity  90.3  91.9  Total liabilities and shareholders’ equity  177.8  95.2  20  Annual Report 2022  December 31,  December 31,  April 13, 2023  /s/ Carl Erik Steen Carl Erik Steen  Director  /s/ Georgina Sousa Georgina Sousa  Director  /s/ Bjørn Isaksen Bjørn Isaksen  Director  /s/ Mi Hong Yoon Mi Hong Yoon  Director  /s/ Jehan Mawjee Jehan Mawjee  Director

 (In $ millions)  Consolidated  Statement of Cash Flows  CASH FLOWS FROM OPERATING ACTIVITIES:  Net loss for the period  (2.0)  (1.0)  Adjustments to reconcile net loss to net cash used in operating activities:  Share based compensation  0.4  —  Changes in assets and liabilities:  Other current assets  (0.5)  —  Accounts payable  0.4  0.4  Other current liabilities  0.3  0.1  Net cash used in operating activities  (1.4)  (0.5)  CASH FLOWS FROM INVESTING ACTIVITIES:  Additions to newbuildings  (78.3)  (68.8)  Net cash used in investing activities  (78.3)  (68.8)  CASH FLOWS FROM FINANCING ACTIVITIES:  Proceeds, net of deferred loan costs paid to lender, from issuance of long-term debt  69.6  —  Other deferred loan costs paid  (1.4)  —  Proceeds from issuance of long-term debt from related parties  1.0  —  Proceeds from the issuance of common shares, net of paid issuance costs  (0.5)  80.6  Net cash provided by financing activities  68.7  80.6  Net increase in cash and cash equivalents and restricted cash  (11.0)  11.3  Cash and cash equivalents and restricted cash at the beginning of the period  11.3  —  Cash and cash equivalents and restricted cash at the end of the period  0.3  11.3  Supplemental disclosure of cash flow information  Non-cash settlement of debt  —  (13.6)  Non-cash share issuance  —  13.6  Non-cash additions in respect of newbuildings  (13.7)  (13.6)  Issuance of liabilities for newbuilding instalments  13.7  13.6  Interest paid, net of capitalized interest  (0.4)  —  21  Annual Report 2022  The accompanying notes are an integral part of these Consolidated Financial Statements.  Year ended December 31,  2022  Period from March 17 to  December 31,  2021

 (In $ millions, except share data)  Incorporation March 17, 2021  10,000  Issue of common shares  32,142,857  — 95.0  Equity issuance costs  —  — (2.1)  Total loss for the period  —  (1.0)  (1.0)  Balance as of December 31, 2021  32,152,857  (1.0)  91.9  Share based compensation  —  —  0.4  Total loss for the period  —  (2.0)  (2.0)  Balance as of December 31, 2022  32,152,857  (3.0)  90.3  Consolidated  Statement of Changes in Shareholders’ Equity  The accompanying notes are an integral part of these Consolidated Financial Statements.  22  Annual Report 2022  Total  Retained  earnings (deficit)  Additional  Share paid-in  capital capital  — —  32.2 62.8  — (2.1)  — —  32.2 60.7  — 0.4  — —  32.2 61.1  Number of  shares

 1. GENERAL INFORMATION  Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. The Company has been listed on the Euronext Expand since April 2022 under the ticker “HSHIP”. The Company was founded for the purpose of owning high-quality dry bulk vessels in the range of 210,000 dead weight tonnes (“dwt”) and has agreements to acquire twelve dual fueled Newcas- tlemax dry bulk vessels, which are currently under construction. The twelve vessels are expected to be delivered between March 2023 and July 2024. The Company has entered into sale leaseback financing arrangements for its newbuildings as described in Note 10.  As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consoli- dated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.  23  Annual Report 2022  2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES  Basis of Preparation  The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Unit- ed States of America (U.S. GAAP). Amounts are presented in United States Dollar (“US dollar or $”) rounded to the nearest million, unless otherwise stated.  The accounting policies set out below have been applied consistently to all periods in these consolidated financial state- ments.  The principal accounting policies are set out below.  Principle of Consolidation  The consolidated financial statements include the assets and liabilities of us and our wholly owned subsidiaries. All inter- company balances and transactions have been eliminated upon consolidation.  Use of estimates  The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ from those estimates.  Going concern  The financial statements have been prepared on a going concern basis. The Group is dependent on debt financing to finance the scrubber installation under the current newbuilding contracts for the vessels which raises substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2022, the Company has not commenced operations, has cash and cash equivalents of US$0.3 million and a working capital deficit of US$24.3 million. The Consolidat- ed financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Notes to the Consolidated Financial Statements

 Notes  Subsequent to year-end the Company has raised additional financing through an equity offering and has taken delivery of three vessels. Please see note 17 to the consolidated financial statements for information on the completion of the scrub- ber financing for the first four newbuildings to be delivered from the yard and the completed public offering on the New York Stock Exchange.  Given that management expects to complete the planned debt financing with respect to the scrubber installation, we be- lieve we will be able to meet our anticipated liquidity requirements for our business for at least the next twelve months as of the date of these consolidated financial statements. There is no assurance that the Himalaya Shipping group will be able to execute this financing.  Fair value measurement  We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market as- sumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.  We account for fair value measurement in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition for fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities  Reporting and functional currency  The Company and its subsidiaries use the U.S dollar as their functional currency as the majority of their expenses and financing are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars. Transactions in foreign currencies are translated into U.S dollars at the rates of exchange in effect at the date of transaction. Gains and losses on foreign currency transactions are included in “Other financial expenses” in the Consolidated Statements of Oper- ations.  Revenue recognition  Our shipping revenues will primarily be generated from time charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. Costs incurred by the Company in connection with time charters are recognized on an accruals basis. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The performance obligations in a time charter contract will be satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Group. The time charter contracts will be considered operating leases and therefore will not fall under the scope of ASC 606 Revenue from Contracts with Customers because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts will be accounted for as operating leases in accordance with ASC 842 Leases and related interpretations. For arrangements where the Company is the lessor, we intend to elect the practical expedient which allows the Company to treat the lease and non- lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease.  24  Annual Report 2022

 Notes  Income from time charter voyages will be recognized on a straight-line basis over the period of the time charter contract (or lease contract) and at the prevailing rate for the relevant assessment period for variable or index-linked time charter contracts.  As of December 31, 2022 Himalaya Shipping has entered into six index-linked time charters and one fixed time charter for the first seven newbuildings to be delivered from New Times Shipyard.  Share-based compensation  The cost of equity settled transactions is measured by reference to the fair value at the date on which the share options are granted. The fair value of the share options issued under the Company’s employee share option plans is determined at the grant date taking into account the terms and conditions upon which the options are granted, and using a valuation tech- nique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorpo- rates all factors and assumptions that knowledgeable, willing market participants would consider in determining fair value. The fair value of the share options is recognized in General and administrative expense in the Consolidated Statements of Operations, with a corresponding increase in equity over the period during which the employees become unconditionally entitled to the options. Compensation cost is initially recognized based upon options expected to vest, excluding forfei- tures, with appropriate adjustments to reflect actual forfeitures.  Newbuildings  The carrying value of the vessels under construction (“Newbuildings”) represents the accumulated costs to the balance sheet date which we have had to pay by way of purchase installments and other capital expenditures plus capitalized inter- est. Capitalization ceases and depreciation commences once the asset is completed and available for its intended use.  Impairment of newbuildings  The carrying values of the Company’s newbuildings may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of newbuildings under con- struction are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed spot rates and depressed second-hand vessel values. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset,  including any remaining construction costs for newbuildings and disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset’s or newbuildings carrying value and fair value. The Company be- lieves that the estimated future undiscounted cash flows expected to be earned by each of its vessels over their remaining estimated useful life will exceed the vessels’ carrying value as of December 31, 2022, plus estimated costs to complete the vessels and accordingly, has not recorded an impairment charge.  Interest cost capitalized  Interest costs are capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of Newcastlemax dry bulk vessels under construction. The interest capitalized is calculated using our weighted average cost of borrowings, from commencement of the asset development until substantially all the activi- ties necessary to prepare the asset for its intended use are complete. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.  25  Annual Report 2022

 Notes  Sale lease-back transactions  When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee. To account for a failed sale and leaseback transaction as a financing arrangement, the sell- er-lessee does not derecognize the underlying asset; the seller-lessee continues depreciating the asset as if it was the legal owner. The sales proceeds received from the buyer-lessor are recognized as a financial liability. A seller-lessee will make rental payments under the leaseback. These payments are allocated between interest expense and principal repayment of the financial liability. The amount allocated to interest expense is determined by the incremental borrowing rate or imputed interest rate.  Deferred charges  Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan using the straight-line method as this approximates the effective interest method. Amortization of loan costs will be included in “Other financial expenses” in the Consolidated Statements of Operations. If a loan is repaid early, any unamortized portion of the related deferred charge is charged against “Other financial expenses” in the period in which the loan is repaid. Deferred charges are presented as either a gross asset or as a deduction from the corresponding liability in the Consolidated Balance Sheet.  Drydocking  Maintenance of class certification requires expenditure and can require taking a vessel out of service from time to time for survey, repairs or modifications to meet class requirements. When delivered, the Group’s vessels can generally be expected to have to undergo a class survey once every five years. The Group’s vessels are being built to the classification require- ments of ABS and the Liberian Ship Register. Normal vessel repair and maintenance costs will be expensed when incurred. We will recognize the cost of a drydocking at the time the drydocking takes place. The Group will capitalize a substantial portion of the costs incurred during drydocking, including the survey costs and depreciates those costs on a straight-line basis from the time of completion of a drydocking or intermediate survey until the next scheduled drydocking or intermedi- ate survey.  Earnings per share  Basic earnings per share (“EPS”) is computed based on the income available to common stockholders and the weighted av- erage number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potential- ly dilutive instruments, which for the Company includes share options. The determination of dilutive EPS may require us to make adjustments to net loss and the weighted average shares outstanding used to compute basic EPS unless anti-dilutive.  Cash and cash equivalents  All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash.  Current and long-term classification  Assets and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.  Related parties  Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influ- ence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.  26  Annual Report 2022

 Notes  Equity issuance costs  Equity issuance costs are recorded as a reduction of additional paid-in-capital when the equity offering is effective. Prior to the effective date of an equity offering, specific incremental costs directly attributable to a proposed or actual offering of securities are deferred and recorded as “Other current assets” in the Consolidated balance sheets. Should the Company cancel the planned equity offering, these costs will be charged to the Consolidated statements of operations as an ex- pense. US$0.9 million has been deferred as of December 31, 2022 to the proposed equity offering.  3. RECENTLY ISSUED ACCOUNTING STANDARDS Adoption of new accounting standards  In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Sub-  topic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40).  The amendments clarify the issuer’s recognition and measurement considerations resulting from exchanges or modifica- tions to freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share based payments (ASC 718) when issued to com- pensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payments, it results in an adjustment to EPS/net income (loss). These amendments are effective from January 1, 2022. The amendments did not have a material impact on the consolidated financial statements.  ASU 2020-04 (ASC 848 Reference Rate Reform)  In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and apply to all en- tities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will potentially impact any outstanding amount under the revolving credit facility to which it is a par- ty. Based on the latest guidance from the applicable LIBOR administrator, the reference rates currently in use are expected to be available until June 30, 2023. The Company expects to agree alternative reference rates with its counterparties before the applicable discontinuation date. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates to the extent reference rates currently in use are replaced with alternative reference rates before December 31, 2022. In December 2022, the FASB issued ASU 2022-06 Reference Rate Reform (Topic 848) which defer the sunset date of Topic 848 from December 31 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief of Topic 848.  27  Annual Report 2022

 Notes  (In US$, except share numbers)  Year ended December 31,  2022  March 17 to  December 31,  2021  Net loss available to common shareholders  (2.0)  (1.0)  Weighted average number of shares, basic and diluted  32,152,857  18,316,970  Loss per share in U.S. Dollars, basic and diluted  (0.06)  (0.06)  4. INCOME TAXES  Bermuda  Himalaya Shipping Ltd. is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.  Liberia  The vessel owning companies are not subject to tax on international shipping income.  5. SEGMENT INFORMATION  Our chief operating decision maker, or the CODM, being our Board of Directors, measures performance based on our over- all return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment. Himalaya Shipping currently has twelve newbuildings under construction at New Times Shipyard in China.  6. LOSS PER SHARE  Period from  r  n  Diluted loss per share excludes the potential effect of conversion of 620,000 of sha e options outstandi g issued to man- agement resources and directors as the share options are anti-dilutive.  7. INTEREST EXPENSE  Period from March 17 to  December 31,  2021  Interest expense, gross  Year ended December 31,  2022  (1.8)  -  Capitalized interest on newbuildings  1.8  -  Interest expense, net  -  -  28  Annual Report 2022

Notes

8. LEASES

Lessor

The Company has entered into time charter contracts for seven of its vessels that will commence upon their respective deliveries to the Company under the sale and leaseback arrangements. One of the charters is a fixed rate contract, while the remaining six are variable rates as set out in the following table of operating lease contracts:

Ship name	Targeted delivery	Rate US$ (3)	Charter period
Mount Norefjell	Mar. 2023	30,000	24 months
Mount Ita	Mar. 2023	BCI 5TC plus premium, scrubber benefit	32-38 months (1)
Mount Etna	Apr. 2023	BCI 5TC plus premium, scrubber benefit	32-38 months (2)
Mount Blanc	June 2023	BCI 5TC plus premium, scrubber benefit	24 months
Mount Matterhorn	July 2023	BCI 5TC plus premium, scrubber benefit	24 months
Mount Neblina	Sep. 2023	BCI 5TC plus premium, scrubber benefit	24 months
Mount Bandeira	Jan. 2024	BCI 5TC plus premium, scrubber benefit	24 months

(1) Option for 11-13 months
(2) Option for 11-13 months
(3) The Company will earn revenues based on the Capesize Index published by the Baltic Exchange plus a premium which will vary depending on contract terms. In addition, the Company will earn a scrubber benefit based on the spread between high sulphur fuel oil and very low sulphur fuel oil or the spread between liquified natural gas and very low sulphur fuel oil.

The minimum future undiscounted minimum lease payments to be received under our fixed rate contract as of December 31, 2022 are as follows:

2023	8.7
2024	10.6
2025	1.8
Total	**21.1**

Annual Report 2022 29

 Notes  9. NEWBUILDINGS  Movements in the period ended December 31, 2021 and year ended December 31, 2022 are summarized below:  Balance at March 17, 2021  -  Installment payments  82.1  Other capitalized costs including newbuilding supervision costs  1.4  Balance at December 31, 2021  83.5  Installment payments  88.6  Capitalized interest  1.8  Other capitalized costs including newbuilding supervision costs  2.2  Balance at December 31, 2022  176.1  30  Annual Report 2022  2021  Installment payments in the period ended December 31, 2021 include expenditures associated with the first and second installment payments to New Times Shipyard for the 12 dual fueled Newcastlemax dry bulk carriers including the non-cash payment of US$13.6 million paid by Magni on behalf of the Company, see note 13.  Other capitalized costs in the period ended December 31, 2021 include US$1.1 million in fees to Magni under the Corporate support agreement which was not paid as of December 31, 2022 and 2021 (see note 13) and expenditures associated with supervision of the newbuilding program.  2022  Installment payments in the year ended December 31, 2022 include US$74.9 million of payments associated with the third and fourth installment payments to New Times Shipyard for newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, “Mount Blanc” and “Mount Matterhorn”, and the third instalment for newbuilding “Mount Neblina”. The Company has drawn US$74.9 million on the sale leaseback financing to fund these instalments and the instalment payments were executed by AVIC and CCBFL on behalf of the Company during 2022. In December 2022, the Company agreed with New Times Shipyard to defer payments of the third instalment on newbuildings “Mount Hua” and “Mount Bandeira” of US$13.7 million from December 2022 until March 31, 2023. This amount has been capitalized as “Installment payments” as progress was made as agreed under the newbuilding contracts and recorded as “Accounts payable” in the “Consolidated balance sheets”.  Other capitalized costs in the year ended December 31, 2022 include US$0.8 million in pre-delivery cost of which US$0.5 million was not paid as of December 31, 2022, and US$1.4 million in expenditures associated with supervision of the new- building program of which US$0.1 million was not paid as of December 31, 2022.  There were no indications of impairment of newbuildings as of December 31, 2022 and 2021.

Notes

10. LONG-TERM DEBT

	December 31, 2022	December 31, 2021
Other long-term debt		
Vessel financing (Mount Norefjell)	13.6	-
Vessel financing (Mount Ita)	13.6	-
Vessel financing (Mount Etna)	13.6	-
Vessel financing (Mount Blanc)	13.6	-
Vessel financing (Mount Matterhorn)	13.7	-
Vessel financing (Mount Neblina)	6.8	-
Total long-term debt, gross	**74.9**	-
Less current portion	(7.0)	-
Less deferred loan costs	(7.4)	-
Total long-term debt	**60.5**	-

The outstanding debt as of December 31, 2022, is repayable as follows:

2023	7.0
2024	11.0
2025	11.7
2026	12.4
2027	13.4
Thereafter	19.4
Total	**74.9**

Avic International Leasing Co., Ltd. ("AVIC") – Sale leaseback financing

The Company has entered into sale lease back transactions accounted for as financing transactions. In February 2022, the Company entered into sale lease back arrangements with AVIC for the first four newbuildings "Mount Norefjell", "Mount Ita", "Mount Etna" and "Mount Blanc" to be delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping shall receive pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery instalments ($6,791,700 to be paid for each of the third and fourth instalment). As security for the pre-delivery financing, the Company has entered into an agreement to assign in favor of AVIC the first four newbuilding contracts (Carrying value of Newbuildings financed by AVIC is US$84.8 million as of December 31, 2022) and the related refund Guarantees, as well as a parent company guarantee from the Company, share pledges over the related Subsidiaries, account pledges over the related subsidiaries' bank accounts and a share pledge over the shares in each related Subsidiary. In addition, upon delivery of the relevant vessels from New Times Shipyard, the vessels will be sold to companies owned and designated by AVIC. The financing amount is the lower of 90% of the newbuilding contract price and US$63.0 million. The vessels will be chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is US$56,934,360 and then declining to US$47,166,840 after year 7.

Annual Report 2022 31

 Notes  Payment of dividends or making of other distributions from each subsidiary to the Company will only be allowed if imme- diately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) US$3.6 million and (b) the aggregate of the hire and the operating expenses for the vessel that are payable within the next six months.  During 2022, the Company has drawn US$54.4 million on the financing to pay scheduled pre-delivery instalments for the first four newbuildings. The fixed price purchase options and a cash penalty of US$25 million per vessel for not exercising any of the purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.  CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale leaseback financing  In April 2022, the Company entered into sale lease back arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping shall receive pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery instalments (US$6,841,700 and  US$6,891,700 to be paid for each of the third and fourth instalment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, respectively.  As security for the pre-delivery financing, the Company has entered into an agreement to assign in favor of CCBFL the first four newbuilding contracts (Carrying value of Newbuildings financed by CCBFL is US$91.3 million as of December 31, 2022) and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, account pledges over the related subsidiaries’ bank accounts and a share pledge over the shares in each related subsidiary. In addition, upon delivery of the relevant vessels from New Times Shipyard, the vessels will be sold to companies owned and designated by CCBFL. The financing amount is the lower of 90% of the newbuilding contract price and US$63.0 million. The vessels will be chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is US$56.0 million declining to US$46.0 million after year 7.  During 2022, the Company has drawn US$20.5 million on the financing to pay scheduled pre-delivery instalments. The fixed price purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.  Each subsidiary under the CCBFL sale leaseback arrangement shall procure that at any time during the period from the date falling 180 days from the delivery of each newbuilding, there is maintained in the bank account an amount not less than the bareboat hire that will accrue within the next three months which amounts to approximately US$1.5 million.  The bareboat rate per day under both sale leaseback arrangements is fixed for the bareboat period and the average bare- boat rate per day for the sale leaseback arrangements with AVIC and CCBFL is US$16,567. The Company has classified the estimated amortization of the bareboat payments due in 2023 as “Current portion of long-term debt” on the “Consolidated Balance sheet”.  In December 2022, the Company signed an agreement to transfer the sale leaseback arrangement for newbuildings “Mount Bandeira” and “Mount Hua” from CCBFL to Jiangsu Financial Leasing. The transfer will be effective in March, 2023. The terms under the sale leaseback arrangement remain unchanged.  32  Annual Report 2022

 Notes  Drew Holdings Ltd. (“Drew”) – Revolving Credit facility  In December 2022, the Company drew US$1.0 million on the Revolving Credit Facility with Drew. The amount is recorded as “Amounts due to related parties” in the consolidated balance sheets, see note 13.  33  Annual Report 2022  11. FINANCIAL INSTRUMENTS  Foreign exchange risk management  The majority of our transactions, assets and liabilities are denominated in United States dollars. However, we incur expen- diture in currencies other than United States dollars, mainly in Norwegian Kroner. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The company has not entered into derivative agreements to mitigate the risk of these fluctuations.  Concentrations of risk  There is a concentration of credit risk with respect to cash and cash equivalents to the extent that all of the amounts are carried with DNB. However, we believe this risk is remote, as DNB is an established financial institution.  There is a concentration of supplier risk with respect to our newbuilding as all newbuildings are being built by New Times Shipyard. However, we believe the risk is remote, as New Times Shipyard is an established shipyard.  Guarantees  The Bank of China Limited, Jiangsu Branch, has given letters of guarantee to two, and the Agricultural Bank of China, Jiangsu Branch to ten, of the twelve Liberian subsidiaries of the group for all installment payments made prior to delivery of the ves- sels under each of their respective newbuilding contracts.  The Company has issued guarantees to New Times Shipyard for payment of instalments on all the newbuilding contracts.  Fair values  The carrying value and estimated fair value of the Company’s financial instruments were as follows:  Level 1: Quoted market prices in active markets for identical assets or liabilities;  Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data

Notes

Assets	Hierarchy	December 31, 2022 Fair value	December 31, 2022 Carrying value	December 31, 2021 Fair value	December 31, 2021 Carrying value
Cash and cash equivalents	1	0.3	0.3	11.3	11.3
Liabilities					
Current portion of long-term debt (1)	2	7.0	7.0	-	-
Related party liabilities - current (2)	1	2.7	2.7	-	-
Long term debt (1)	2	66.9	60.5	-	-
Related party liabilities – non-current (3)	1	1.0	1.0	2.5	2.5

(1) Fair value of long-term debt is estimated at US$66.9 million and have been corroborated using discounted cash flow model and market interest rate as of December 31, 2022.

(2) The carrying value approximates the fair value due to their near term expected payment of cash, see description of Corporate Support Agreement in note 12.

(3) The carrying value approximates the fair value due to their near term expected payment of cash, see description of Revolving Credit Facility in note 12.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

12. COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company had twelve vessels under construction. In addition, in August 2022, the Company entered into agreements with New Times Shipyard to install exhaust gas cleaning systems on the twelve vessels under construction for a total cost of $28.8 million payable at delivery of the vessels. As of December 31, 2022, the outstanding commitments under the twelve newbuilding contracts, including the installation of the exhaust gas cleaning systems, are as follows:

2023	377.8
2024	324.1
Total	**701.9**

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

Annual Report 2022 34

 Notes  13. RELATED PARTY TRANSACTIONS  35  Annual Report 2022  Drew Holdings Ltd (“Drew”) and Magni Partners (Bermuda) Ltd.(“Magni”)  Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party since it is an affiliate of Drew.  In May 2021, Magni paid a total of US$13,583,400 in instalment payments to New Times Shipyard, on the Company’s behalf, which was structured as a loan. The loan was interest free. On June 15, 2021, the loan from Magni was converted and a payment of US$1,416,600 was made for issuance of 15,000,000 shares at par value US$1 to Magni.  In March 2022, the Company entered into a US$15.0 million revolving credit facility agreement with Magni. The facility is an unsecured revolving credit facility, which is interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni Facility is available to the Company until December 31, 2023 and must be  repaid latest on December 31, 2024. In December 2022 the revolving credit facility was cancelled and a new revolving credit facility with Drew was entered into on same terms. US$1.0 million was drawn on December 19, 2022 and US$1.0 million was outstanding as of December 31, 2022.  Drew subscribed for 1,000,000 shares and 714,285 shares at a price of US$3 per share and US$7 per share in the private placements in July 2021 and October 2021, respectively. Both subscriptions were paid in cash.  Management agreement  In October 2021, the Company signed an agreement with 2020 Bulkers Management AS to purchase certain management services (this agreement replaced the agreement signed in June 2021). The contracted management of Himalaya Shipping are all employees of 2020 Bulkers Management AS. 2020 Bulkers Management AS was considered a related party at the time of the transaction. For the period from incorporation on March 17, 2021, until December 31, 2021, 2020 Bulkers Man- agement AS charged Himalaya Shipping Ltd. and its subsidiaries US$0.3 million (US$0.1 million was recorded as general and administrative expenses in the Consolidated statements of operations and US$0.2 million was capitalized to “Newbuildings” on the Consolidated balance sheets) and US$0.09 million (included in Trade payables in the Consolidated balance sheet) was outstanding as of December 31, 2021. As of December 31, 2022, 2020 Bulkers Management AS is no longer considered a related party due to Drew’s reduced ownership in 2020 Bulkers Ltd.  Corporate support agreement  The Company’s incorporator and initial, sole shareholder, Magni has been the key initiator of the Himalaya project and has provided corporate and financial assistance throughout the process, including extensive assistance in connection with the financing of the instalments to date as well as the private placements. The Company has entered into a corporate support agreement with Magni whereby Magni is compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Com- pany has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni shall continue to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 a compensation in the amount of US$2.7 million which shall be paid by the Company in four equal tranches.

 Notes  The tranches will be split equally on each of the first four newbuildings to be delivered from New Times Shipyard in 2023, so that US$0.674 million is payable on each such delivery. Such amount equals the address commission to be received on the first 4 vessels, which was agreed with the yard before the project opened to external investors.  As of December 31, 2022, the Company has recorded the total fee of US$2.7 million (US$2.5 million as of December 31, 2021) as related party liabilities for services provided since inception of the Company. The fee has been allocated to services provided in relation to the newbuilding contracts: US$1.1 million (2021:US$1.1 million) capitalized to “Newbuildings” in the consolidated balance sheets, the private placements: US$0.9 million (2021: US$0.9 million) recorded as a reduction in Addi- tional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity), the sale and leaseback arrange- ments: US$0.6 million (2021: US$0.4 million recorded as “Other non-current assets” which was transferred to deferred  loan cost under “Long term debt” in 2022 when the Company drew on the sale leaseback financing) recorded as deferred loan cost to “Long term debt” in the Consolidated balance sheets) and other administration support: US$0.1 million (2021: US$0.1 million) recorded as “General and administrative expenses in the Consolidated Statements of Operations.  Affinity Shipholdings I LLP and affiliated companies (“Affinity”)  Affinity is considered a related party due to being a principal shareholder.  Affinity is the broker between New Times Shipyard and Himalaya Shipping for the twelve newbuilding contracts. No consid- eration has or will be paid from Himalaya Shipping to Affinity.  Affinity subscribed for 166,667 shares and 71,429 shares at a price of US$3 per share and US$7 per share in the private placements in July 2021 and October 2021, respectively. Both subscriptions were paid in cash.  Affinity is the broker on the fixed time charter agreement the Company has entered into. Affinity will receive 1.25% of the charter hire of US$30,000 per day.  36  Annual Report 2022  14. SHARE BASED COMPENSATION  In September 2021, the Board of Directors established a long-term incentive plan and 800,000 of the Company’s authorized but unissued share capital was allocated for this purpose. In December 2021, the Board approved a grant of 500,000 share options to management resources (employees from 2020 Bulkers Management AS providing management services) and directors. In March 2022 the Board approved a further grant of 120,000 share options to management resources with the same terms. The share options granted to date have a five-year term and cliff vest three years from the date of grant. The exercise price is US$8.0 and will be reduced by any dividends and cash distributions paid. Stock compensation expense of US$0.4 million was expensed in 2022 (2021: US$0.03 million). and is recognized in “General and administrative expenses” in the Consolidated Statements of Operations.  The table below sets forth the number of share options, weighted average remaining life, weighted average exercise price and weighted average grant date fair value price for the years ended December 31, 2021 and 2022, respectively:

 Notes  2022  2021  Grant date  March 10  December 8  Risk-free rate  2%  1.52%  Expected life  4 years  4 years  Expected future volatility  56%  57%  Outstanding share options  Weighted average remaining  life  Weighted Average exercise price  (in US$)  Weighted Average grant date fair value  (in US$)  Outstanding at March 17, 2021  -  -  -  -  Granted  500,000  4.0  8.0  2.2  Exercisable  -  -  -  -  Forfeited  -  -  -  -  Outstanding at December 31, 2021 – unvested  500,000  4.0  8.0  2.2  Outstanding at December 31, 2021 - exercisable  -  -  -  -  Granted  120,000  4.0  8.0  1.95  Exercisable  -  -  -  -  Forfeited  -  -  -  -  Outstanding at December 31, 2022 – unvested  620,000  3.0  8.0  2.15  Outstanding at December 31, 2022 - exercisable  -  -  -  -  The fair value of the share options granted in March 2022 and December 2021 was calculated using the Black-Scholes op- tion pricing model using the following inputs:  In 2022 and 2021 the expected future volatility was based on peer group volatility due to the short lifetime of the Company. As of December 31, 2022 and 2021, there was no intrinsic value for both vested and unvested outstanding awards.  15. SHARE CAPITAL  The authorized share capital of the Company as of December 31, 2022 and 2021 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.  37  Annual Report 2022

 Notes  The Company’s issued and outstanding share capital is as follows:  (number of shares of US$1.00 each)  2022  2021  Balance at the start of the year/period  Shares issued  32,152,857  -  March 17, 2021  —  10,000  June 15, 2021  —  15,000,000  July 16, 2021  —  10,000,000  October 11, 2021  -  7,142,857  Balance at the end of the year/period  32,152,857  32,152,857  Changes in the Company’s issued and outstanding share capital are described below:  38  Annual Report 2022  Issuance of 10,000 common shares at inception at a purchase price of US$1.00 per common share;  Issuance of 15,000,000 common shares at US$1.00 per share on June 15, 2021 in a conversion of debt of US$13,583,400 and payment cash of US$1,416,600;  Issuance of 10,000,000 common shares at US$3.00 per share on July 16, 2021 in a private placement, for gross pro- ceeds of US$30.0 million before issuance costs of US$0.8 million. US$0.4 million of the issuance costs relate to the Corporate support agreement and was not paid as of December 31, 2021 and 2022, respectively, see note 13.  Issuance of 7,142,857 common shares at US$7.00 per share on October 11, 2021 in a private placement, for gross proceeds of US$50.0 million before issuance costs of US$1.3 million. US$0.5 million of the issuance costs was paid in 2022. US$0.5 million of the issuance costs relating to the Corporate support agreement (see note 13) was not paid as of December 31, 2021 and 2022, respectively.

Notes

Largest shareholders as of December 31, 2022:

Name	Holding of shares	In %
Drew Holdings Ltd	12 446 185	38,71
Affinity Shipholdings I LLP	3 228 096	10,04
Citibank, N.A. (nominee)	2 488 623	7,74
J.P. Morgan Securities LLC (nominee)	2 095 238	6,52
Verdipapirfondet DNB SMB	1 451 150	4,51
Celina Midelfart	1 000 000	3,11
DZ Privatbank S.A. (nominee)	795 486	2,47
J.P.Morgan SE (nominee)	630 952	1,96
Klaveness Marine Finance AS	595 441	1,85
HI Capital AS	488 096	1,52
Stavanger Forvaltning AS	401 591	1,25
MH Capital AS	329 333	1,02
Bjørn Isaksen	300 000	0,93
Songa Capital AS	300 000	0,93
Spesialfondet KLP Alfa Global Ener	285 714	0,89
Skattum Invest AS	285 714	0,89
Credit Suisse (Switzerland) Ltd. (nominee)	238 096	0,74
SES AS	200 762	0,62
Kontrari AS	200 000	0,62
Niels Stolt-Nielsen	192 381	0,60
Total	**27 952 858**	**86,94**
Other shareholders	4 199 999	13,06
Total	**32 152 857**	**100,00**

Annual Report 2022

39

Notes

16. COMPENSATION

The Company has no employees as of December 31, 2022. Please see note 13 for information on the Company's management agreement with 2020 Bulkers Management AS.

As of December 31, 2022, the Directors and contracted management that hold share and share options of the Company are set out below:

Name	Position	Shares	Share options
Bjørn Isaksen*	Director	320,000	150,000
Carl Erik Steen**	Director	95,238	75,000
Mi Hong Yoon	Director	-	-
Georgina Sousa	Director	-	50,000
Jehan Mawjee	Director	-	-
Herman Billung	Contracted CEO	20,000	100,000
Vidar Hasund	Contracted CFO	10,000	100,000

* 20,000 shares of the total shares are held through Mr. Isaksen's controlled company Freng Invest AS and 300,000 shares are held privately.
** All shares are held through Mr. Steen's controlled company Capreca AS.

Auditors fee:

(In thousands of US$)	Year ended December 31, 2022	Period from March 17 to December 31, 2021
Statutory audit fee	215.1	31.8
Other assurance services	62.2	35.4
Total fees	**277.3**	**67.2**

Annual Report 2022

40

Notes  17. SUBSEQUENT EVENTS  Scrubber financing  In February 2023 the Company entered into agreements with AVIC to finance the scrubber installation on the first four new- buildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, “Mount Blanc” to be delivered from New Times Shipyard. In respect of each Vessel, the financing amount is 90% of the cost of US$2.4 million for the scrubbers provided that the aggregate of the contract price under the sale leaseback contracts and the scrubber financing shall not exceed US$64.5 million. The financ- ing carries an interest rate of Libor plus 450bps and has a three year repayment profile.  Bridge Facility  In March 2023 the Company entered into a US$15 million bridge facility with DNB for general corporate purposes. The Com- pany drew US$7.5 million on the bridge facility in March 2023 and was repaid in full in April 2023 with proceeds received from the equity offering.  Delivery of vessels  In March and April 2023 the Company took delivery of Mount Norefjell, Mount Ita and Mount Etna from New Times Ship- yard. The vessels were immediately after delivery from the shipyard, sold to AVIC and chartered back to the Company on seven years bareboat contracts  Public Offering in the United States  On April 4, 2023, the Company completed a public offering and was listed on the New York Stock Exchange. The Company issued 7,720,000 common shares at par value US$1.0 per share for a price of US$5.8 per share raising net proceeds of ap- proximately US$40.5 million. The new share capital is US$ 39,872,857 consisting of 39,872,857 common shares of par value US$1.0 per share.  Revolving Credit Facility with Drew Holdings  In February 2023, the Company drew 1.02 million on the revolving credit facility with Drew Holdings Ltd. The loan balance of US$2.02 million was fully repaid in March 2023.  Subsequent events have been evaluated through April 13, 2023, the date these consolidated financial statements were available to be issued.  41  Annual Report 2022

 Auditors’  Report  To the shareholders and Board of Directors of Himalaya Shipping Ltd.  Independent Auditor’s Report  Report on the Audit of the Financial Statements  Opinion  We have audited the consolidated financial statements of Himalaya Shipping Ltd. and its subsidiaries (“the Group”), which comprise the consolidated balance sheet as at December 31, 2022, consolidated statements of operations, consolidated statements of cash flows and the consolidated statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.  In our opinion the accompanying consolidated financial statements give a fair presentation of the financial position of the Group as at December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States of America (USGAAP).  Our opinion is consistent with our additional report to the Audit Committee.  Basis for Opinion  We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group as required by relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.  To the best of our knowledge and belief, no prohibited non-audit services referred to in the Audit Regulation (537/2014) Article 5.1 have been provided.  We have been the auditor of the Group for 2 years from the incorporation of the Group on March 17, 2021, with our first audit being for the accounting year 2021.  Material Uncertainty Related to Going Concern  We draw attention to Note 2 in the financial statements, which indicates that the Company is dependent on obtaining new debt financing to finance the scrubber installation under the current newbuilding contracts for eight of the twelve Newbuildings. As stated in Note 2, these conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.  Key Audit Matters  Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. This matter was addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.  42  Annual Report 2022

 Auditors’  Report  2 / 5  Key Audit Matters How our audit addressed the Key Audit Matter  Impairment assessment for Newbuildings  Refer to note 2 (Accounting policies) and note 9 (Newbuildings) where management explains how they assess the value of the Newbuildings.  The Group has entered into agreements to acquire twelve dual fueled Newcastlemax dry bulk vessels, which were under construction as of December 31, 2022.  The vessels have a combined carrying amount of USD 176.1 million. The Group has not recognized an impairment on the Newbuildings in 2022.  Indicators for the Newbuildings were assessed and not considered present during 2022. As explained in the notes, management considered among others the conditions in dry bulk freight market, estimated fair value less cost of sale of the Newbuildings, and market capitalization versus net book value of the Group, which gave no indication of impairment. As a result of the above factors, management has not performed an impairment test.  We focused on this area due to the significant carrying value of the Newbuildings and the judgement inherent in the assessment of indicators of impairment.  We evaluated and challenged management’s assessment of indicators of impairment and the process by which this was performed. Management considers each vessel to be a cash generating unit (“CGU”) in their assessment of impairment indicators, consequently we assessed for impairment indicators on the same basis. We assessed management’s accounting policy against US GAAP and obtained explanations from management as to how the specific requirements of the standards, in particular ASC 360, were met. We also assessed the consistency year on year of the application of the accounting policy.  To assess the estimates for fair value less costs of disposal as an indicator of impairment, management compiled broker valuation certificates for the Newbuildings. We satisfied ourselves that the external brokers had both the objectivity and the competence to provide the estimate. To assess this, we corroborated that the specific brokers are identified as being approved for use by lenders to similar companies as Himalaya Shipping for purposes of minimum value clause covenant reporting. Management used brokers from such approved lists. We interviewed selected brokers to understand how the estimates for fair value were compiled. We also satisfied ourselves that the brokers were provided with relevant facts to determine such an estimate, by testing key inputs such as build date, build location and certain key specifications back to the ships register. We concluded that management sufficiently understood the valuations from third party brokers, including having obtained an understanding of the methodology used in arriving at the valuations and performing sensitivity analysis and performing comparisons to other available market data where possible.  To assess each of the assumptions in the impairment indicator assessment, we interviewed management and challenged their assumptions. For certain key assumptions we specifically used current and historical external market data to corroborate the freight rates assessed by management. We challenged management on their assessment of current market rates. We also corroborated  43  Annual Report 2022

 Auditors’  Report  3 / 5  management’s assessment with external market reports where possible. We considered that freight rates used by management were within an appropriate range.  We read note 9 (Newbuildings) and assessed this to be in line with the requirements.  No matters of consequence arose from the procedures above.  Other Information  The Board of Directors and the Contracted Managing Director (management) are responsible for the information in the Board of Directors’ report and the other information accompanying the financial statements. The other information comprises information in the annual report, but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the information in the Board of Directors’ report nor the other information accompanying the financial statements.  In connection with our audit of the financial statements, our responsibility is to read the Board of Directors’ report and the other information accompanying the financial statements. The purpose is to consider if there is material inconsistency between the Board of Directors’ report and the other information accompanying the financial statements and the financial statements or our knowledge obtained in the audit, or whether the Board of Directors’ report and the other information accompanying the financial statements otherwise appear to be materially misstated. We are required to report if there is a material misstatement in the Board of Directors’ report or the other information accompanying the financial statements. We have nothing to report in this regard.  Based on our knowledge obtained in the audit, it is our opinion that the Board of Directors’ report  is consistent with the financial statements and  contains the information required by applicable statutory requirements.  Our opinion on the Board of Director’s report applies correspondingly to the statements on Corporate Governance and Corporate Social Responsibility.  Responsibilities of Management for the Financial Statements  Management is responsible for the preparation of financial statements that give a fair presentation in accordance with the accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.  In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless liquidation of the Group becomes imminent.  Auditor’s Responsibilities for the Audit of the Financial Statements  Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate,  44  Annual Report 2022

 Auditors’  Report  4 / 5  they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.  As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:  identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error. We design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.  obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.  evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.  conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.  evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves a fair presentation.  obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.  We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.  We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.  From the matters communicated with the Board of Directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a  45  Annual Report 2022

 Auditors’  Report  matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.  Report on Other Legal and Regulatory Requirements  Report on Compliance with Requirement on European Single Electronic Format (ESEF)  Opinion  As part of the audit of the financial statements of Himalaya Shipping Ltd., we have performed an assurance engagement to obtain reasonable assurance about whether the financial statements included in the annual report, with the file name Himalaya Shipping Ltd. Annual Report 2022.xhtml, have been prepared, in all material respects, in compliance with the requirements of the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) and regulation pursuant to Section 5-5 of the Norwegian Securities Trading Act, which includes requirements related to the preparation of the annual report in XHTML format.  In our opinion, the financial statements, included in the annual report, have been prepared, in all material respects, in compliance with the ESEF regulation.  Management’s Responsibilities  Management is responsible for the preparation of the annual report in compliance with the ESEF regulation. This responsibility comprises an adequate process and such internal control as management determines is necessary.  Auditor’s Responsibilities  Our responsibility, based on audit evidence obtained, is to express an opinion on whether, in all material respects, the financial statements included in the annual report have been prepared in compliance with ESEF. We conduct our work in compliance with the International Standard for Assurance Engagements (ISAE) 3000 – “Assurance engagements other than audits or reviews of historical financial information”. The standard requires us to plan and perform procedures to obtain reasonable assurance about whether the financial statements included in the annual report have been prepared in compliance with the ESEF Regulation.  As part of our work, we have performed procedures to obtain an understanding of the Group’s processes for preparing the financial statements in compliance with the ESEF Regulation. We examine whether the financial statements are presented in XHTML-format. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.  Stavanger, April 13, 2023  PricewaterhouseCoopers AS  Gunnar Slettebø  State Authorised Public Accountant  5 / 5  46  Annual Report 2022

 Bermuda Office  Himalaya Shipping Ltd.  19 Par-la-Ville Road, 1st Floor, Hamilton HM 11,  Bermuda  www.himalaya-shipping.com